TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN
(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)
TEL:(81-3)3403-5281
FAX:(81-3)3470-3152 OR (81-3)3479-4224

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FILE NO. 82-4750



02002925

January 9, 2002

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Change of Number of Shares Constituting One Unit.

Yours truly,

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

(Translation)

December 26, 2001

Dear Sirs:

Name of the Company: Q.P. CORPORATION

Name and position of the representative: Gohsuke Oyama
President and
Representative Director

(Code No. 2809; The first section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Toshio Sakagami
Senior Managing Director and
General Manager of
the Division of Administration
Tel: 03 - 3486 - 3331

Notice of Change of Number of Shares Constituting One Unit

At the meeting of the Board of Directors of Q.P. Corporation (the "Company") held on December 26, 2001, the Board adopted a resolution for the change of the number of shares constituting one unit of shares of the Company, as described below, according to the provisions of Article 221, Paragraph 2 of the Commercial Code of Japan:

Description

1. Reasons for the change: To expand investor bases and vitalize distribution of the shares of the Company.

2. Details of the change: The number of shares constituting one unit of shares shall be changed from 1,000 shares to 100 shares.

3. Scheduled date of the change: March 1, 2002 (Friday)
   The timetable of such change (expected) is as described in the attachment hereto.

(For reference)

As a result of the change, the trading unit of its shares on the Tokyo Stock Exchange will be changed from 1,000 shares to 100 shares, effective as of March 1, 2002.

-END-